  Exhibit 99.3
EMGOLD MINING CORPORATION
Suite 1015 – 789 West Pender Street
Vancouver, B.C. V6C 1H2
www.emgold.com

December 13, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD COMPLETES ASSIGNMENT AGREEMENT
ALLOWING IT TO ACQUIRE UP TO A 91% INTEREST
IN THE CASA SOUTH PROPERTY, QUEBEC

Vancouver, British Columbia - Emgold Mining Corporation (TSXV: EMR) (“Emgold” or the “Company”) announces it has completed an assignment agreement (the “Assignment Agreement”) with a third party, a privately held company, (the “Assignor”) granting Emgold (the “Assignee”) its rights, held through a binding Letter of Intent (“LOI”) with Greg Exploration Inc. and Affiliates (the “Vendors”), to acquire up to a 91% interest in the Casa South Property, Quebec (the “Property”), as more fully described below. Closing of the transaction (“Transaction”) is subject to various conditions, including but not limited to completion of a definitive option agreement (“Definitive Agreement”) between Emgold and Vendors and TSX Venture Exchange (“Exchange”) approval. All currency amounts in this press release are in $CDN. The Transaction is an arms-length transaction.

The Property comprises 180 active mining titles covering a total of 10,061 hectares (100 square kilometers). It extends immediately south of Hecla Mining Corporation’s Casa Berardi Mine operation and extends laterally for 20 kilometers covering different sub-parallel structures corresponding to a distinct geophysical signatures and hosting elevated gold values in soil anomalies.

Casa Berardi Mine has produced approximately 1.9 million recovered gold ounces since commencing production in 1988, including 931,244 recovered ounces since production started in 2006 (Source: Hecla Mining Corporation website). Note that the presence of mineral resources and reserves found on the Casa Berardi Mine Property do not guarantee discovery or delineation of of mineral resources and reserves on the Casa South Property.

David Watkinson, President and CEO of the Company stated, “This is an exciting and strategic property acquisition for the Company given its location adjacent to Casa Berardi Mine. Emgold management believes there is excellent potential for discovery of mineralization on the Property based on historic and recent exploration done by others.”

Terms of the Assignment Agreement

Pursuant to the Assignment Agreement, Emgold has agreed to acquire the rights, held through the LOI executed between the Assignor and the Vendors, in exchange for 2,000,000 common shares of the Company (the “Shares”) to be issued to the Assignor, granting Emgold the option to acquire up to a 91% interest in the Property. The Shares to be issued to the Assignor will be subject to a minimum statutory hold period of 4 months from the date of issue.

Terms of the Letter of Intent

Emgold’s assumption of the rights held through the LOI allows Emgold the option to acquire up to a 91% interest in the Property under the following terms. During the option period (the “Option Period”), Emgold will be required to make cash payments to the Vendors as shown in Table 1.

Table 1
Payments to the Vendors During the Option Period
Timing of Cash Payment	Payment $CDN
Closing of the Transaction	$75,000
Year 1 Anniversary of the Definitive Agreement	$75,000
Year 2 Anniversary of the Definitive Agreement	$75,000
Year 3 Anniversary of the Definitive Agreement	$75,000
Year 4 Anniversary of the Definitive Agreement	$75,000
Total	$375,000

Emgold will be required to complete $600,000 in exploration expenditures (“Exploration Expenditures”) in Year One of the Option Period. Emgold will be required to make an additional $1,000,000 in Exploration Expenditures during the course of the Definitive Agreement, without any commitment as to amount and timing of amount to be spent. Exploration Expenditures shall include, but not be limited to, cash payments made to the Vendors, claim fees, property taxes, exploration expenditures, permitting expenditures, reclamation expenditures, payments made to First Nations, holding costs, legal costs, and reasonable administrative costs. Excess expenditures, made in a given year, will be credited to future years of exploration of the Property.

Emgold shall have the right to accelerate the exercise of the Option and consequently reduce the Option Period by concurrently accelerating the aforementioned cash payments and Exploration Expenditures. Should Emgold decide to accelerate such cash payments and Exploration Expenditures, Emgold will be entitled to a 20% discount on the contemplated annual cash payments to be made, as described hereinabove.

For the purpose of the Transaction, Emgold will establish a subsidiary company (the “Subsidiary Company”), being understood that such Subsidiary Company shall become the beneficial owner of the LOI and, upon its completion, the Definitive Agreement. Upon establishing the Subsidiary Company, the Property will be transferred into the name of the Subsidiary Company.

The Vendors will be allocated a number of common shares (“Subsidiary Shares”) in the share capital of the Subsidiary Company equal to 9% of the then issued and outstanding share capital of said Subsidiary Company. The Vendors’ Subsidiary Share allocation in the share capital of the Subsidiary Company shall be increased should Emgold not complete the total amount of Exploration Expenditures of $1,600,000 in the following manner:

i.
If Exploration Expenditures spent on the Property are totaling $1,600,000, the Vendors shall be entitled to the prescribed nine percent (9%) allocation of Subsidiary Shares in the Subsidiary Company;
ii.
 If Exploration Expenditures spent on the Property are totaling $1,100,000, the Vendors shall be entitled to an increased fourteen percent (14%) allocation of Subsidiary Shares in Subsidiary Company; and
iii.
If Exploration Expenditures spent on the Property are totaling $600,000, the Vendors shall be entitled to an increased nineteen percent (19%) allocation of Subsidiary Shares in Subsidiary Company.

Prior to completion of the Option, the Subsidiary Shares held by the Vendors shall be non-dilutable. Following completion of the Option, the Subsidiary Shares shall become dilutable. Emgold shall have first right of refusal to acquire any Subsidiary Shares from the Vendors, should they elect to sell them.

Emgold shall grant to the Vendors a 1.5% Net Smelter Royalty (“NSR”) on the Property, being agreed that half a percent (0.5%) of said NSR can be repurchased by the Subsidiary Company, as applicable, for an amount of five hundred thousand dollars ($500,000).

About the Casa South Property

The Property is located approximately 80 kilometers north of the town of La Sarre, Quebec or 105 kilometers west south-west of Matagami in the Casa Berardi township, James Bay Municipality. It is located south of the Casa Berardi Mine, owned and operated by Hecla Mining Corporation. It is accessible going north from La Sarre via Casa Berardi Mine’s all season gravel road. The Property consists of 180 active mining titles covering a total of 10,061 hectares. The claims are in one contiguous block.

The Property encompasses a lithologic context similar to the Cass Berardi deposit. Its exploration history followed the same stages of evolution over a period of time from the 1960 to 1990 where exploration focued sulfide rich polymetallic deposits similar to the Kidd Creek, Selbaie, or Mattagami deposits discovered in the northern part of the Abitibi belt. Exploration work on the claims was done by companies such as Newmont, Noranda, and Cambior, among others.

Following the discovery of gold close to the Casa Berardi fault in 1981, various geophysical surveys were done on the Property as well as soil and rock chip sampling and drilling looking for similar targets. The historical gold potential appears to be located inside the Kama faults and related anomalies corresponding to a three kilometer by two kilometer area where disseminated pyrite and arsenopyrite concentrations were found in carbonated andesite along flow contacts. Over a period of 45 years, about 23,000 meters of drilling was done on the Property in 47 drill holes. The Vendors have compiled a significant database of information and conducted recent geophysics work that will aid Emgold in its exploration efforts.

About Emgold

Emgold is a Vancouver based gold exploration and mine development Company with exploration properties located in the Quebec, Nevada, and British Columbia. These include the Golden Arrow, Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide properties in Nevada, and the Stewart and Rozan properties located in British Columbia. The Company recently acquired the Troilus North property in Quebec and subsequently vended it to Troilus Gold Corporation for 3.75 million shares and $250,000 in cash. The Company also just announced a Letter of Intent to acquire the Marietta Property in Nevada.

Alain Moreau, P.GEO., a qualified person under the NI 43-101 instrument, has reviewed and approved the content of this press release.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information, please contact:

David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated results from exploration activities, the discovery and delineation of mineral deposits/resources/reserves and the anticipated business plans and timing of future activities of the Company, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events.

The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including potential acquisition of the Casa South and Marietta Properties, further exploration, development, or mining activities on the Casa South, the Marietta, or its other Properties, operating and technical difficulties in connection with mineral exploration and development activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX Venture Exchange acceptance of any other current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

The Company does not undertake to update any forward-looking information provided in this press release or Management's Discussion and Analysis, except as, and to the extent required by, applicable securities laws. For more information on the Company and its business, investors should review the Company’s annual information form and other regulatory filings filed with securities commissions or similar authorities in Canada that are available on SEDAR at www.sedar.com. The Company reviews its forward-looking statements on an ongoing basis and updates this information when circumstances require it.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.

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